UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

        The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Address of Principal Business Office Telephone Number Name and Address of Agent for Service and Process	SENTICORE, INC. 2410 Hollywood Boulevard Hollywood, FL 33020 (954) 927-0866 Carl Gessner SENTICORE, INC. 2410 Hollywood Boulevard Hollywood, FL 33020 954-927-0866

        Check one of the following:

[X]
The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: SEC File Number 333-87111, filed on September 15, 1999.

[ ]	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: __________________________________________.

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: _____________________________.

        The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in Florida; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

        Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Hollywood and State of Florida on this 11th day of February 2005.

/s/ Carl Gessner SENTICORE, INC. By: Carl Gessner Its: President